Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this Amendment of the Registration Statement of KBAT Group Inc. on Form F-1 of our report dated October 15, 2026, with respect to our audits of the consolidated balance sheets of KBAT Group Inc. as of March 31, 2026 and 2025, and related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2026, appearing in the Prospectus, and as part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Golden Eagle CPAs LLC

Bedminster, New Jersey
October 15, 2026